Phillips 66 Partners 2331 CityWest Blvd. Houston, TX 77042

December 3, 2019

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4628

Attn:    Irene Barberena-Meissner
Staff Attorney

Re:	Phillips 66 Partners LP Registration Statement on Form S-3 File No. 333-234334 (the “Registration Statement”)
Dear Ms. Barberena-Meissner:
Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of Phillips 66 Partners LP (the “Partnership”), respectfully requests acceleration of the effective date of the above-captioned Registration Statement to 4:00 p.m., Washington, D.C. time, on December 5, 2019, or as soon as practicable thereafter, unless the Partnership notifies you otherwise prior to such time.

Please contact Amanda K. Maki, counsel to the Partnership, at (832) 765-3061, as soon as the Registration Statement has been declared effective, or if you have any questions regarding this matter.

Very truly yours,

PHILLIPS 66 PARTNERS LP

By: Phillips 66 Partners GP LLC, its general partner

By: /s/ Paula A. Johnson
Paula A. Johnson
Vice President, General Counsel and Secretary

cc:    Thomas G. Brandt, Latham & Watkins LLP